

March 25, 2014

<u>Via E-mail</u>
Thomas DeNunzio
Chief Executive Officer
Go Public II, Inc.
780 Reservoir Avenue
Cranston, RI 02910

> **Re: Go Public II, Inc.**
> **Form 8-K**
> **Filed March 21, 2014**
> **File No. 0-55026**

Dear Mr. DeNunzio:

 We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with more information so we may better understand your disclosure.

 Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant, page 2

(2) New Independent Auditor, page 2

1. Please revise your disclosure in the last paragraph to state whether the decision to engage RLBCPA as your independent public accounting firm was recommended or approved by any audit or similar committee of the board of directors, if you have such a committee, or the board of directors if you have no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K. Also, we understand that that RLBCPA is registered with the Public Company Oversight Review Board under the name "Robin Lee Bigalke, CPA." If our understanding is correct, please revise your disclosure to refer to the name of the independent accountant registered with the PCAOB.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief